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07003443

SECUR... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Madison Avenue, 12th Floor
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Syrjamaki (310) 914-6034
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue (Address) New York (City) New York (State) 10154 (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maxine Syrjamaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies & Company, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California
County of Los Angeles

Signature

Chief Financial Officer
Title

Subscribed and sworn to (or affirmed) before me this 12 day of February, 2007, by Maxine Syrjamaki.

Notary Public



MEHRAN KHORRAMIAN
COMM. #1450217
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. Nov 9, 2007
ESI1
ESI1

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Jefferies & Company, Inc.:

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc., and Subsidiaries (the Company) as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC). This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of the consolidated statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Jefferies & Company, Inc. and Subsidiaries as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2007

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2006

(Dollars in thousands, except per share amounts)

Assets		
Cash and cash equivalents	$	357,207
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		339,131
Securities borrowed		9,121,248
Financial instruments owned, including securities pledged to creditors of $1,481,098		3,994,067
Securities purchased under agreements to resell		226,176
Investments		25,435
Investments in managed funds		85,149
Receivable from brokers, dealers and clearing organizations		156,009
Receivable from customers, officers, and directors		521,399
Due from affiliates		3,922
Exchange memberships, at cost (market value of $11)		20
Premises and equipment		78,649
Goodwill		193,946
Other assets		307,850
Total assets	$	15,410,208
Liabilities and Stockholder's Equity		
Securities loaned	$	6,415,363
Financial instruments sold, not yet purchased		3,332,237
Securities sold under agreements to repurchase		2,092,838
Payable to brokers and dealers		433,445
Payable to customers		1,014,603
Accrued expenses and other liabilities		368,785
Due to affiliates		227,409
Total liabilities		13,884,680
Stockholder's equity:		
Class A common stock of $0.10 par value. Authorized, issued, and outstanding 11,000 shares		1
Additional paid-in capital		624,388
Retained earnings		901,139
Total stockholder's equity		1,525,528
Total liabilities and stockholder's equity	$	15,410,208

See accompanying notes to this consolidated statement of financial condition.

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition

December 31, 2006

(1) Organization and Summary of Significant Accounting Policies

Organizational Structure

The accompanying consolidated statement of financial condition includes the accounts of Jefferies & Company, Inc. and its wholly owned subsidiaries (together, "we" or "us"), Jefferies Insurance Holdings LLC, and all other entities in which we have a controlling financial interest. Jefferies & Company, Inc. is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Jefferies Group, Inc. ("Parent"). We operate and are managed as a single business segment, that of an institutional securities broker-dealer, which includes several types of financial services, such as principal and agency transactions in equity, high yield, convertible and international securities, as well as investment banking and fundamental research.

Principles of Consolidation

Our policy is to consolidate all entities in which we own more than 50% of the outstanding voting stock and have control. In addition, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46R, *Consolidation of Variable Interest Entities* ("FIN 46R"), as revised, we consolidate entities which lack characteristics of an operating entity or business for which we are the primary beneficiary. Under FIN 46R, the primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, directly or implied. In situations where we have significant influence but not control of an entity that does not qualify as a variable interest entity, we apply the equity method of accounting. In those cases where our investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation, or when we hold at least 3% of a limited partnership interest. If we do not consolidate an entity or apply the equity method of accounting, we account for the investment at fair value. We also have formed nonconsolidated investment vehicles with third-party investors that are typically organized as limited partnerships and accounted for under the equity method of accounting. We act as general partner for these investment vehicles and have generally provided the third-party investors with termination or "kick-out" rights as defined by Emerging Issues Task Force Issue 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5").

All material intercompany accounts and transactions are eliminated in consolidation.

Cash Equivalents

Cash equivalents include highly liquid investments not held for resale with original maturities of three months or less.

Cash and Securities Segregated and on Deposit for Regulatory Purposes or Deposited With Clearing and Depository Organizations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Jefferies & Company, Inc., as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, deposits with clearing brokers, clearing and depository organizations are included in this caption.

Securities Borrowed and Securities Loaned

In connection with both trading and brokerage activities, we borrow securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. We have an active securities borrowed and lending matched book business ("Matched Book"), in which we borrow securities from one party and lend them to another party. When we borrow securities, we provide cash to the lender as collateral, which is reflected in our Consolidated Statement of Financial Condition as Securities borrowed. Similarly, when we lend securities to another party, that party provides cash to us as collateral, which is reflected in our Consolidated Statement of Financial Condition as Securities loaned. The initial collateral advanced or received approximates or is greater than, the fair value of the securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral, as appropriate.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and Securities sold under agreements to repurchase ("repos") are treated as collateralized financing transactions and are recorded at their contracted repurchase amount.

We monitor the fair value of the repos daily versus the related receivable or payable balances. Should the fair value of the repos decline or increase, additional collateral is requested or excess collateral is returned, as appropriate.

We carry repos on a net basis when permitted under the provisions of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ("FIN 41").

Fair Value of Financial Instruments

Substantially all of our financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed, and certain receivables, are carried at fair value or contracted amounts, which approximate fair value due to the short period to maturity. Similarly, liabilities, including securities loaned and certain payables, are carried at amounts approximating fair value. Financial instruments owned and financial instruments sold, not yet purchased, are valued at quoted market prices, if available. For financial instruments that do not have readily determinable fair values through quoted market prices, the determination of fair value is based upon consideration of available information, including types of financial instruments, current financial information, restrictions on dispositions, market values of underlying securities and quotations for similar instruments.

We have derivative financial instrument positions in exchange traded and over-the-counter option contracts, foreign exchange forward contracts, index futures contracts, option contracts and futures contracts, which are measured at fair value. The gross contracted or notional amount of these contracts is not reflected in the Consolidated Statement of Financial Condition.

Investments

Investments include direct investments in limited liability companies and partnerships that make investments in private equity companies, strategic investments in financial service entities and other investments. In situations where we have significant influence but not control, we apply the equity method of accounting. In those cases where our investment is less than 20% and significant influence does not exist, the investments are carried at fair value. Significant influence generally is deemed to exist when we own 20% to 50% of the voting equity of a corporation or when we hold at least 3% of a limited partnership interest. Factors considered in valuing investments where significant influence does not exist include, without limitation, available market prices, reported net asset values, type of security, purchase price, purchases of the same or similar securities by other investors, marketability, restrictions on disposition, current financial position and operating results of the issuer, and other pertinent information.

Investments in Managed Funds

Investments in managed funds includes our investments in funds managed by us and our investments in third-party managed funds in which we are entitled to a portion of the management and/or performance fees. Investments in managed funds are carried at fair value.

Receivable from, and Payable to, Customers, Officers and Directors

Receivable from, and payable to, customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected in the accompanying Consolidated Statement of Financial Condition. Receivable from officers and directors represents balances arising from their individual security transactions. These transactions are subject to the same regulations as third party customer transactions and are provided on substantially the same terms.

Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the term of related leases or the estimated useful lives of the assets, whichever is shorter.

Exchange Memberships

Exchange memberships, which represent ownership interest in the exchanges and provide us with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

(Continued)

Goodwill

In accordance with FASB No. 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized, instead it is reviewed, on at least an annual basis, for impairment. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit. While goodwill is no longer amortized, it is tested for impairment annually as of the third quarter or at the time of a triggering event requiring re-evaluation, if one were to occur. No triggering events occurred during 2006 that required a re-evaluation of goodwill for impairment purposes. Goodwill was tested for impairment as of September 30, 2006 and based on this impairment test/ analysis no reporting units were considered impaired.

The Parent's acquisitions of Randall & Dewey, Bonds Direct Securities LLC, Broadview International LLC and Quarterdeck Investment Partners, LLC all contain a five-year contingency for additional consideration, based on future revenues. This additional consideration is paid in cash annually to the selling shareholders provided the revenue targets are achieved. There is no contractual dollar limit to the potential amount of additional consideration.

Income Taxes

Amounts provided for income taxes are based on income reported for financial statement purposes and do not necessarily represent amounts currently payable. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Legal Reserves

We recognize a liability for a contingency when it is probable that a liability has been incurred and when the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, we accrue the most likely amount of such loss, and if such amount is not determinable, then we accrue the minimum of the range of probable loss.

We record reserves related to legal proceedings in Accrued expenses and other liabilities. Such reserves are established and maintained in accordance with FASB No. 5, *Accounting for Contingencies*, and FASB Interpretation No. 14, *Reasonable Estimation of the Amount of a Loss an Interpretation of FASB Statement No. 5.* The determination of these reserve amounts requires significant judgment on the part of management. Management considers many factors including, but not limited to: the amount of the claim; the basis and validity of the claim; the possibility of wrongdoing on the part of an employee of ours; previous results in similar cases; and legal precedents and case law. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management.

(Continued)

Accounting and Regulatory Developments

EITF Issue No. 04-5. In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force on Issue 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights*, ("EITF 04-5"). EITF 04-5 presumes that a general partner controls a limited partnership, and should therefore consolidate a limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making. This guidance became effective upon ratification by the FASB on June 29, 2005 for all newly formed limited partnerships and for existing limited partnerships for which the partnership agreements have been modified. For all other limited partnerships, the guidance is effective no later than the beginning of the first reporting period in fiscal years beginning after December 15, 2005. As of January 1, 2006 we have generally provided limited partners with rights to remove us as general partner or rights to terminate the partnership, and therefore, the impact of adopting EITF Issue No. 04-5 was not material.

FSP FIN 46(R)-6. In April 2006, the FASB issued FASB Staff Position FIN 46(R)-6, *Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)*, ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 addresses how variability should be considered when applying FIN 46(R). Variability affects the determination of whether an entity is a variable interest entity ("VIE"), which interests are variable interests, and which party, if any, is the primary beneficiary of the VIE required to consolidate. FSP FIN 46(R)-6 clarifies that the design of the entity also should be considered when identifying which interests are variable interests. FSP FIN 46(R)-6 must be applied prospectively to all entities in which we first become involved, beginning July 1, 2006. The adoption of FSP FIN 46(R)-6 did not have a material effect on our Consolidated Statement of Financial Condition.

FASB Interpretation No. 48. In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We do not believe that the adoption of FIN 48 will have a significant effect on our Consolidated Statement of Financial Condition.

FASB No. 157. In September 2006, the FASB issued FASB No. 157, *Fair Value Measurements* ("FASB 157"). FASB 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. FASB 157 reverses the consensus reached in EITF Issue No. 02-3 prohibiting the recognition of day one gain or loss on derivative contracts where we cannot verify all of the significant model inputs to observable market data and verify the model to market transactions. However, FASB 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risks inherent in the inputs to the model, if market participants would also include such an adjustment. In addition, FASB 157 prohibits the recognition of "block discounts" for large holdings of unrestricted financial instruments where quoted prices are readily and regularly available in an active market. The provisions of FASB 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of FASB 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. FASB 157 is effective for fiscal years beginning after November 15, 2007. We intend to adopt FASB 157 in the first quarter of 2007. To determine the transition adjustment to opening retained earnings, we have performed an analysis of existing derivative instruments measured under EITF Issue 02-3 and block discounts. The transition adjustment to opening retained earnings will not have a material effect on our financial condition. We are currently evaluating the impact of FASB 157 on our financial condition for 2007.

FASB No. 159. On February 15, 2007, the FASB issued FASB No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115* ("FASB 159"). This standard permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of FASB 159 are elective; however, the amendment to FASB No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities that own trading and available-for-sale securities. The fair value option created by FASB 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. FASB 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity (i) makes that choice in the first 120 days of that year, (ii) has not yet issued financial statements for any interim period of such year, and (iii) elects to apply the provisions of FASB 157. We intend to adopt FASB 159 in 2007. We are currently evaluating the impact of FASB 159 on our financial condition for 2007.

SAB 108. In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in the Current Year Financial Statements* ("SAB 108"). SAB 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB 108 requires an entity to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 is effective for fiscal years ending after November 15, 2006. The adoption of SAB 108 did not have material impact on our Consolidated Statement of Financial Condition.

(Continued)

Use of Estimates

Our management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

(2) Cash, Cash Equivalents, and Short-Term Investments

We generally invest our excess cash in money market funds and other short-term investments. Cash equivalents are part of our cash management activities and have original maturities of 90 days or less. The following are financial instruments that are cash and cash equivalents or are deemed by management to be generally readily convertible into cash as of December 31, 2006 (in thousands of dollars):

Cash in banks	$	30,207
Money market investments		327,000
Total cash and cash equivalents		357,207
Cash and securities segregated (1)		339,131
	$	696,338

(1) In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, Jefferies, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In addition, deposits with clearing and depository organizations are included in this caption.

(3) Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

The following is a summary of the market value of major categories of financial instruments owned and financial instruments sold, not yet purchased, as of December 31, 2006 (in thousands of dollars):

		Financial instruments owned		Financial instruments sold, not yet purchased
Corporate debt securities	$	1,617,885	$	1,071,909
U.S. Government and agency obligations		634,263		339,891
Corporate equity securities		1,423,076		1,751,051
High yield securities		166,616		62,115
Options		142,075		106,971
Other		10,152		300
	$	3,994,067	$	3,332,237

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES

Notes to Consolidated Statement of Financial Condition

December 31, 2006

The following is a summary of the market value of major categories of securities pledged to creditors as of December 31, 2006 (in thousands of dollars):

	Securities pledged to creditors
Corporate equity securities	$ 1,068,498
Corporate debt securities	404,167
High yield securities	8,433
	$ 1,481,098

At December 31, 2006, the market value of collateral received by us that may be sold or repledged by us, excluding amounts netted in accordance with FIN 39 and FIN 41, was approximately $9.3 billion. This collateral was received in connection with resale agreements and securities borrowings. At December 31, 2006, a substantial portion of this collateral received by us had been sold or repledged.

(4) Receivable From, and Payable to, Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of December 31, 2006 (in thousands of dollars):

	Receivable	Payable
Securities failed to deliver / receive	$ 133,336	$ 108,057
Payable from trades in process of settlement, net	—	193,114
Receivable from / payable to clearing organizations	18,778	2,197
Other	3,895	130,077
	$ 156,009	$ 433,445

(5) Receivable from, and Payable to, Customers, Officers and Directors

The following is a summary of the major categories of receivables from customers as of December 31, 2006 (in thousands of dollars):

Customers (net of allowance for uncollectible accounts of $254)	$ 508,437
Officers and directors	12,962
	$ 521,399

Receivable from officers and directors represents standard margin loan balances arising from their individual security transactions. These transactions are subject to the same regulations as customer transactions.

(6) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2006 (in thousands of dollars):

Furniture, fixtures, and equipment	$	128,666
Leasehold improvements		67,912
Total		196,578
Less accumulated depreciation and amortization		117,929
	$	78,649

(7) Goodwill

The following is a summary of goodwill activity for the year ended December 31, 2006 (in thousands of dollars):

		Year Ended December 31, 2006
Balance, beginning of year	$	158,115
Add: Contingent consideration		35,831
Balance, end of year	$	193,946

The acquisitions of Randall & Dewey, Bonds Direct Securities LLC, Broadview International LLC and Quarterdeck Investment Partners, LLC all contained a five-year contingency for additional consideration to the selling shareholders, based on future revenues. This additional consideration is paid in cash annually by the Parent to the extent that pre-specified revenue targets are achieved. There is no contractual dollar limit to the potential amount of additional consideration. During 2006, the Bonds Direct contingency for additional consideration was terminated pursuant to the terms of the acquisition agreement. The additional contingent consideration paid for Quarterdeck Investment Partners, LLC, Randall & Dewey, and Broadview International LLC mostly represents additional contingent consideration based on operating net revenue.

None of the acquisitions listed above were considered material based on the small percentage they represent of our total assets and equity.

(8) Income Taxes

Our operations are included in the consolidated Federal income tax return of the Parent. Substantially all income tax receivables are due from the Parent. We account for income taxes on a separate-return basis.

The cumulative tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 are presented below (in thousands of dollars):

Deferred tax assets:		
Long-term compensation	$	176,921
State income taxes		4,681
Pension		670
Other		4,869
Sub-total		187,141
Valuation allowance		—
Total deferred tax assets	$	187,141
Deferred tax liabilities:		
Premises and equipment		2,554
Goodwill amortization		10,738
Investments		3,940
Other		2,880
Total deferred tax liabilities	$	20,112
Net deferred tax asset, included in other assets	$	167,029

There was no valuation allowance for deferred tax assets as of December 31, 2006. Management believes it is more likely than not that we will generate sufficient taxable income in the future to realize the deferred tax asset.

Current income tax receivable of $4,037,000 is included in Other assets.

During 2006, we transferred approximately $162.2 million and $13.8 million to the Parent and governmental agencies, respectively, to settle our separate company income tax liabilities.

(Continued)

(9) Employee Benefit Plans

Certain employees of ours are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. The plan assets consist of approximately 60% equities and 40% fixed income securities in 2006. Effective December 31, 2005, benefits under the pension plan have been frozen.

We also participate in various benefit plans of the Parent, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. We also participate in a stock ownership and long-term incentive plan (the Plan) sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards.

(10) Related Party Transactions

We provide clearing and administrative services to Jefferies Execution Services, Inc. (a wholly owned subsidiary of the Parent).

We execute securities lending transactions with Jefferies Execution Services, Inc. and Jefferies International Limited.

We execute securities borrowed transactions with Jefferies International Limited.

Jefferies Execution Services, Inc. provides execution services to us.

Jefferies International Limited and Jefferies Pacific Limited provide various broker services to us.

We provide trading, clearing, and general and administrative services, which are reimbursed by our funds.

We were reimbursed by Jefferies Capital Partners, Burdett Buckeridge Young Limited, and Babson Capital, for general and administrative services.

Our employees participate in the share-based compensation plans of the Parent.

Amounts outstanding to and from related parties are reflected in the Consolidated Statement of Financial Condition as set forth below (in thousands of dollars):

		Assets	Liabilities
Amounts due from/ due to Parent	$	—	203,847
Amounts due from/ due to affiliates other than Parent		3,922	23,562
	$	3,922	227,409

Advances from the Parent are generally payable on demand. We believe amounts arising through related party transactions are reasonable and approximate amounts that would have been recorded if we operated as an unaffiliated entity. During 2006, we transferred approximately $162.2 million to the Parent to settle our separate company income tax liabilities. In addition, we received certain proceeds during 2006 from the Parent's registered public offering of $500 million aggregate principal amount of our unsecured 6.25% 30-year senior debentures due in 2036 and its private placement of $125 million of Series A convertible preferred stock, which will mature in 2036.

(11) Financial Instruments

Off-Balance Sheet Risk

We have contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to sell, securities sold but not yet purchased, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, options contracts, futures index contracts, futures contracts and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon our Consolidated Statement of Financial Condition.

Derivative Financial Instruments

Our derivative activities are recorded at fair value in the Consolidated Statement of Financial Condition. Acting in a trading capacity, we enter into derivative transactions to satisfy the needs of our clients and to manage our own exposure to market and credit risks resulting from our trading activities.

Derivatives are subject to various risks similar to other financial instruments, including market, credit and operational risk. In addition, we may be exposed to legal risks related to derivative activities. The risks of derivatives should not be viewed in isolation, but rather should be considered on an aggregate basis along with our other trading-related activities. We manage the risks associated with derivatives on an aggregate basis along with the risks associated with proprietary trading as part of our firmwide risk management policies.

The following table presents the fair value of derivatives at December 31, 2006. The fair value of assets / liabilities related to derivative contracts at December 31, 2006 represents our receivable / payable for derivative financial instruments before consideration of securities collateral.

		Assets	Liabilities
		(Dollars in thousands)	
Futures contracts	$	1,205	3,321
Option contracts		142,075	106,971
Foreign exchange forward contracts		—	1

Credit Risk

In the normal course of business, we are involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-vs-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

We seek to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. We may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, we may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk

As a securities firm, our activities are executed primarily with and on behalf of other financial institutions, including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. We seek to control our credit risk and the potential risk concentration through a variety of reporting and control procedures, including those described in the preceding discussion of credit risk.

(12) Commitments, Contingencies and Guarantees

Standby Letters of Credit. In the normal course of business, we have letters of credit outstanding aggregating $38.9 million at December 31, 2006, mostly to satisfy various collateral requirements in lieu of depositing cash or securities. These letters of credit have a current carrying amount of $0. As of December 31, 2006, there were no draw downs on these letters of credit.

Equity Commitments. On May 12, 2005, we committed to invest an aggregate of $1.5 million in JCP Partners IV L.L.C. and its related parallel funds. As of December 31, 2006, we funded approximately $300,000 of our aggregate commitment leaving $1,200,000 unfunded.

(Continued)

High Yield Loan Commitments. From time to time we make commitments to extend credit to investment-banking clients in loan syndication and acquisition-finance transactions. These commitments and any related drawdowns of these facilities typically have fixed maturity dates and are contingent on certain representations, warranties and contractual conditions applicable to the borrower. We define high yield as debt securities or loan commitments to companies rated BB+ or lower or equivalent ratings by recognized credit rating agencies, as well as non-rated securities or loans that, in management's opinion, are non-investment grade. Although we had commitments to non-investment grade borrowers during 2006 we did not have any commitments outstanding to non-investment grade borrowers as of December 31, 2006.

Other Commitments. As of December 31, 2006, we had commitments to invest up to $3.7 million in various other investments.

Derivative Contracts. In accordance with FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), we disclose certain derivative contracts meeting the FIN 45 definition of a guarantee. Such derivative contracts include written equity put options. Derivative contracts are not considered guarantees if such contracts are cash settled and we have no basis to determine whether it is probable the derivative counterparty held the related underlying instrument at the inception of the contract. Accordingly, if these conditions are met, we have not included such derivatives in our guarantee disclosures. At December 31, 2006, the maximum payout value of derivative contracts deemed to meet the FIN 45 definition of a guarantee was approximately $590.8 million. For purposes of determining maximum payout, notional values are used; however, we believe the fair value of these contracts is a more relevant measure of these obligations because we believe the notional amounts greatly overstate our expected payout. At December 31, 2006 the fair value of such derivative contracts approximated $6.7 million. In addition, all amounts included above are before consideration of hedging transactions. We substantially mitigate our risk on these contracts through hedges, such as other derivative contracts and/or cash instruments. We manage risk associated with derivative guarantees consistent with our risk management policies.

Other Guarantees. In the normal course of business we provide guarantees to securities clearinghouses and exchanges. These guarantees generally are required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral. Our obligations under such guarantees could exceed the collateral amounts posted; however, the potential for us to be required to make payments under such guarantees is deemed remote.

Contingences. Many aspects of our business involve risks of liability. In the normal course of business, we and our subsidiaries have been named as defendants or co-defendants in lawsuits primarily involving claims for damages. Our management believes that pending litigation will not have a material adverse effect on us.

(13) Leases

As a lessee, we lease certain premises and equipment under noncancelable agreements expiring at various dates through 2022. Future minimum lease payments for all noncancelable operating leases at December 31, 2006 are as follows (in thousands of dollars):

		Gross	Sub-leases	Net
2007	$	38,572	5,787	32,785
2008		38,188	6,818	31,370
2009		35,159	5,734	29,425
2010		34,731	5,479	29,252
2011		32,614	5,108	27,506
Thereafter		177,110	17,449	159,661

(14) Net Capital Requirement

We are subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) and Regulation 1.17 under the Commodity Exchange Act, which requires the maintenance of minimum net capital. We have elected to use the alternative method permitted by Rule 15c3-1, which requires that we maintain minimum net capital, as defined, equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2006, we had net capital of $191,830,000, which was 22% of aggregate debit balances and $174,597,000 in excess of required net capital.

We are also subject to the customer protection requirements of SEC Rule 15c3-3. We had a customer reserve requirement of $411,097,000 as of December 31, 2006.

As a clearing broker we have agreed to compute a reserve requirement for the proprietary accounts of introducing brokers (the "PAIB Reserve Formula"). We had no reserve requirement under the PAIB Reserve Formula, as defined by SEC Rule 15c3-3, as of December 31, 2006.

(15) Subsequent Events (Unaudited)

On February 28, 2007, the Parent announced that it has entered into an agreement with Leucadia National Corporation ("Leucadia") to expand and restructure the operation of our High Yield secondary market business into an entity to be called Jefferies High Yield Trading, LLC ("JHYT").

Pursuant to the agreement, Leucadia will increase its investment to $600 million and the Parent and its affiliates will increase its investment to the same level as Leucadia. The investments will be in a new holding company that will own JHYT, to be called Jefferies High Yield Holdings, LLC ("Holdings"). Holdings would provide for additional capital investments from passive investors of up to $800 million in the aggregate over time. It is expected that JHYT will enter into a credit agreement that will provide for leverage on a one to one basis. The term of the transaction is for six years from closing although it may be extended.

The Parent and Leucadia will each have the right to nominate two of a total of four directors to the Holdings' board of directors, and each will own 50% of the voting securities. We will transfer our high yield secondary

market trading business to JHYT, for which the Parent will receive additional securities entitling it to the first 20% of net earnings and we will provide services to JHYT for a fee equal to 1.5% of contributed capital. JHYT will be a registered broker-dealer engaged in the secondary sales and trading of high yield securities and special situation securities, including bank debt, post-reorganization equity, equity, equity derivatives, credit default swaps and other financial instruments. JHYT will commit capital to the market by making markets in high yield and distressed securities and will invest in and provide research coverage on these types of securities.

Under the provisions of FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, the Parent determined that JHYT meets the definition of a variable interest entity. The Parent is deemed the primary beneficiary and will consolidate JHYT into its consolidated financial statements.

Commencement of the investment is subject to the receipt of regulatory approvals and certain other conditions.

END